Exhibit 5.1

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

November 16, 2005

Affiliated Managers Group, Inc.

600 Hale Street

Prides Crossing, Massachusetts 01965

Dear Ladies and Gentlemen:

This opinion is furnished to you in connection with a registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on or about the date hereof for the registration of 4,680,000 shares of Common Stock, $0.01 par value (the “Shares”), of Affiliated Managers Group, Inc., a Delaware corporation (the “Company”). The Shares are issuable under the Company’s Amended and Restated 2002 Stock Option and Incentive Plan, Long-Term Stock and Investment Plan and Executive Retention Plan (the “Plans”).

We are familiar with the actions taken by the Company in connection with the adoption of the Plans. For purposes of our opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.  The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution, and the reported cases interpreting those laws.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when the Shares have been issued and sold and the Company has received the consideration therefor in accordance with the terms of the Plans, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP